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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 5

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

[_] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

[_]  Form 3 Holdings Reported

[_]  Form 4 Transactions Reported
________________________________________________________________________________
1.   Name and Address of Reporting Person*

     Thompson                       Richard                 J.
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

     7900 Glades Road
     Suite 500
--------------------------------------------------------------------------------
                                    (Street)

     Boca Raton                        FL                   33434
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)



________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

     Artesyn Technologies, Inc. (ATSN)

________________________________________________________________________________
3.   IRS or Social Security Number of Reporting Person, if an entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year

     December 31, 2002

________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)



________________________________________________________________________________
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [_]  Director                             [_]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)

          V.P. Finance, Secy. & CFO
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check Applicable Line)

     [X]  Form filed by One Reporting Person
     [_]  Form filed by More than One Reporting Person
________________________________________________________________________________


================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================


                                                                                                 5.             6.
                                                                 4.                              Amount of      Owner-
                                                                 Securities Acquired (A) or      Securities     ship
                                                                 Disposed of (D)                 Beneficially   Form:     7.
                                   2A.                           (Instr. 3, 4 and 5)             Owned at End   Direct    Nature of
1.             2.                  Deemed           3.           ------------------------------- of Issuer's    (D) or    Indirect
Title of       Transaction         Execution        Transaction                  (A)             Fiscal Year    Indirect  Beneficial
Security       Date                Date, if any     Code             Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)     (mm/dd/yy)          (mm/dd/yy)       (Instr. 8)                   (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                     77,226(1)      D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                        900         I       by Daughters
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
(1)  Purchased 586 shares of Common Stock under the Company's  401k Plan. In the past, the Reporting Person reported 401k purchases as a separate line item.
     Pursuant to the instructions,  in the future,  Reporting Person will report these purchases as an adjustment to beneficial ownership.
====================================================================================================================================

                                                                          (Over)

*    If the Form is filed by more than one  reporting  person,  see  Instruction
     4(b)(v).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                     10.
                                                                                                           9.        Owner-
                                                                                                           Number    ship
                                                                                                           of        Form
               2.                                                                                          Deriv-    of
               Conver-                            5.                             7.                        ative     Deriv-   11.
               sion                               Number of                      Title and Amount          Secur-    ative    Nature
               or                3A               Derivative    6.               of Underlying     8.      ities     Secur-   of
               Exer-             Deem-            Securities    Date             Securities        Price   Bene-     ity:     In-
               cise     3.       ed Exe-          Acquired (A)  Exercisable and  (Instr. 3 and 4)  of      ficially  Direct   direct
               Price    Trans-   cution  4.       or Disposed   Expiration Date  ----------------  Deriv-  Owned     (D) or   Bene-
1.             of       action   Date,   Trans-   of(D)         (Month/Day/Year)         Amount    ative   at End    In-      ficial
Title of       Deriv-   Date     if any  action   (Instr. 3,    ----------------         or        Secur-  of        direct   Owner-
Derivative     ative    (Month/  (Month/ Code     4 and 5)      Date     Expira-         Number    ity     Year      (I)      ship
Security       Secur-   Day/     Day/    (Instr.  ------------  Exer-    tion            of        (Instr. (Instr.   (Instr.  (Instr
(Instr. 3)     ity      Year)    Year)   8)       (A)   (D)     cisable  Date    Title   Shares    5)      4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------
Incentive      $11.6250                                                  01/25/06 Common  25,000            25,000  D
Stock Option                                                                      Stock
(right to buy)
------------------------------------------------------------------------------------------------------------------------------------
Incentive      $16.0000                                                  05/02/06 Common  45,000            45,000   D
Stock Option                                                                      Stock
(right to buy)
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified   $2.3750                                                  01/25/04 Common  20,000            20,000   D
Stock Option                                                                      Stock
(right to buy)
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified   $2.6500 08/08/02          A       55,000        *        08/08/07 Common  55,000            55,000   D
Stock Option                                                                      Stock
(right to buy)
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified   $5.3700                                                  10/16/06 Common  45,000            45,000   D
Stock Option                                                                      Stock
(right to buy)
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified   $9.1875                                                  04/04/06 Common  45,000            45,000   D
Stock Option                                                                      Stock
(right to buy)
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified  $10.0938                                                  03/28/06 Common   7,500             7,500   D
Stock Option                                                                      Stock
(right to buy)
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified  $10.2500 01/18/02          A       75,000        *        01/18/07 Common  75,000            75,000   D
Stock Option                                                                      Stock
(right to buy)
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified  $10.3750                                                  03/22/06 Common   7,500             7,500   D
Stock Option                                                                      Stock
(right to buy)
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified  $11.6250                                                  01/25/06 Common   2,312             2,312   D
Stock Option                                                                      Stock
(right to buy)
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified  $16.0000                                                  07/22/03 Common  45,000            45,000   D
Stock Option                                                                      Stock
(right to buy)
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified  $16.8125                                                  01/26/05 Common  22,500            22,500   D
Stock Option                                                                      Stock
(right to buy)
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified  $18.0000                                                  05/08/07 Common  44,000            44,000   D
Stock Option                                                                      Stock
(right to buy)
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified  $20.2500                                                  03/01/05 Common  30,000            30,000   D
Stock Option                                                                      Stock
(right to buy)
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified  $23.5625                                                  05/12/05 Common  45,000            45,000   D
Stock Option                                                                      Stock
(right to buy)
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified  $24.8750                                                  07/22/04 Common  45,000            45,000   D
Stock Option                                                                      Stock
(right to buy)
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified  $24.9375                                                  06/09/05 Common  30,000            30,000   D
Stock Option                                                                      Stock
(right to buy)

====================================================================================================================================

Explanation of Responses:

* 50% vest after the second  anniversary  of the date of grant and an additional
50% vest after the third anniversary, subject to price performance of the Issuer's common stock; 100% will vest 58 months from the date of grant regardless of the performance of the stock price.


/s/ Giselle Hurwitz                                       January 15, 2003
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date
 BY:  Giselle Hurwitz
 FOR: Richard J. Thompson

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.